Givaudan

07025898

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 09 2007
WASH, D.C. 182

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 6 August 2007
RG/rmj7179
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan Half Year Results 2007	3 August 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

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Half Year Results 2007 : Givaudan with solid growth and integration on track

Sales up 36% to CHF 2,005 million
Pro forma sales up 5.7% excluding product streamlining
EBIT in pro forma comparable terms up 13.7% to CHF 282 million
Integration of Quest well on track
Synergy target increased to CHF 200 million

Geneva, 3 August 2007. During the first six months of 2007, sales increased to CHF 2,005 million from CHF 1,474 million in the previous year. This resulted in a growth of 36.3% in local currencies and 36% in Swiss francs. These sales include the acquisition of Quest as of 2 March 2007 and also reflect a good momentum of the combined business.

On a pro forma basis - which reflects the combined activity of Givaudan and Quest over the period ending 30 June 2007 and assumes that the acquisition had taken place on 1 January 2006 - sales increased by 4.4% in local currencies and 4.6% in Swiss francs. Excluding the ongoing flavour portfolio streamlining, pro forma sales growth was 5.7% in local currencies.
Gross margin, EBITDA and operating profit margins in pro forma terms improved slightly compared to previous year's level. Pro forma net profit declined by 20%, related to a one time, non-cash tax adjustment.

Sales
Sales of the Fragrance Division rose to CHF 909 million, increasing by 49.8% in local currencies and 49.9% in Swiss francs. In pro forma terms, sales growth reached 6.8% in local currencies and 7.5% in Swiss francs. A strong growth of the Consumer Products business in all regions was the primary factor contributing to this success. Fine Fragrance sales advanced against strong comparables. Sales of speciality ingredients achieved again double digit growth rates.

Sales of the Flavour Division totalled CHF 1,096 million. This represents a growth of 26.8% in local currencies and 26.2% in Swiss francs. In pro forma terms, growth reached 2.4% in local currencies and 2.2% in Swiss francs. The discontinuation of commodity ingredients impacted sales by CHF 27 million. Excluding this effect, the Flavours Division would have reached a pro forma first half sales growth of 4.9% in local currencies.

Flavour sales in Asia Pacific reported strong single digit growth during the first six months of 2007, benefiting from a solid double digit sales growth in China, India and Indonesia. In Latin America, first half sales exceeded last year's result, advancing in the single digit range and led by the solid sales development in Argentina and Chile. North American sales were slightly ahead of last year excluding the ongoing streamlining of lower margin business. Sales in Europe showed an overall strong performance with a double digit growth rate in Eastern Europe and the Middle East.
Global sales of Beverages and Dairy were particularly strong along with sustained business momentum in Foodservice.

Gross Profit
The pro forma gross profit margin was maintained at 47.6%. The effect of rising raw material costs was offset by an improved product mix, price increases, tight cost control and efficiency gains. The actual gross margin dropped to 47.5% from 49.1%, reflecting the lower profitability of the acquired Quest business.

Earnings before Interest, Tax, Depreciation and Amortisation
On a comparable basis, earnings before interest, tax, depreciation and amortisation, or EBITDA, in pro forma terms increased to CHF 478 million from CHF 443 million, resulting in an increase in the EBITDA margin to 21.3% from 20.7%.
EBITDA in actual terms decreased to CHF 338 million from CHF 367 million, impacted by the inclusion of CHF 100 million integration related cost in the 2007 result.

Operating Profit
On a comparable basis, the operating profit in pro forma terms increased to CHF 282 million from CHF 248 million, resulting in an

- In actual terms, the operating profit declined to CHF 185 million from CHF 313 million.

The actual 2007 result includes one time integration related costs of CHF 100 million and an additional CHF 84 million amortisation of intangible assets resulting from the Quest acquisition.

Cash Flow

Operating cash flow amounted to CHF 157 million compared to CHF 192 million in 2006. Capital expenditures reached CHF 89 million compared to CHF 55 million last year.

Net Profit

The net profit in pro forma terms decreased to CHF 144 million from CHF 180 million, resulting in a margin of 6.4%. The decrease is due to a one time, non cash tax adjustment of CHF 27 million in 2007 and the absence of a one time gain on the sale of land included in last year's figure.

In actual terms, net profit declined to CHF 86 million from CHF 266 million due to the decrease in actual operating profit as explained above, higher financial expenses and the mentioned tax impact.

Basic earnings per share consequently declined to CHF 12.15 from CHF 37.37.

Integration Progress

After four months, the integration process is well on track. The early assumptions about the strong business complementarities together with the enlarged and strengthened overall capabilities which will support the long term growth and profitability of Givaudan's business have been confirmed throughout the integration activities. End of June 2007 - as planned - the company has successfully achieved all key integration milestones.

The in-depth understanding of the acquired business and the detailed integration plan allows Givaudan to increase its synergy target to CHF 200 million, to be achieved as previously planned by 2010.

The global business transformation project Outlook - to implement a SAP-based system supporting the supply chain, regulatory and finance processes - is on time and on budget. It successfully entered the pilot phase in mid June. The scope of the project has been expanded to include the former Quest sites.

Outlook

For the full year 2007, Givaudan remains confident to outperform the underlying market growth and to improve pro forma profitability.

The company plans to apply its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. These streamlining activities together with the focus on a fast and effective integration may lead to a slight decline in sales in 2008.

Givaudan is confident to achieve the enhanced savings target of CHF 200 million. The first integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Key Figures in actual terms

in Mio CHF except per share data	**HY 2007**	**HY 2006**
Group sales	2,005	1,474
Fragrance sales	909	606
Flavour sales	1,096	868
Gross profit	952	724
as % of sales	*47.5%*	*49.1%*
EBITDA 1)	338	367
as % of sales	*16.9%*	*24.9%*
Operating profit	185	313
as % of sales	*9.2%*	*21.2%*
Net income	86	266
as % of sales	*4.3%*	*18.0%*

Earnings per share (basic)	12.15	37.37

in Mio CHF	30 June 2007	31 December 2006
Current assets	*2,363*	*1,920*
Non-current assets	*5,884*	*2,780*
Total Assets	**8,247**	**4,700**
Current liabilities	*1,391*	*619*
Non-current liabilities	*4,102*	*1,285*
Equity	*2,754*	*2,796*
Total liabilities and equity	**8,247**	**4,700**

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Key Figures in pro forma terms 1)

in Mio CHF	HY 2007 1)	HY 2006 1)
except per share data		
Group sales	2,239	2,140
Fragrance sales	1,038	965
Flavour sales	1,201	1,175
Gross profit	1,065	1,017
as % of sales	*47.6%*	*47.5%*
EBITDA at comparable basis 2) 3) 4)	478	443
as % of sales	*21.3%*	*20.7%*
EBITDA 2)	471	454
as % of sales	21.0%	21.2%
Operating profit at comparable basis 3) 4)	282	248
as % of sales	*12.6%*	*11.6%*
Operating profit	275	259
as % of sales	*12.3%*	*12.1%*
Net income	144	180
as % of sales	*6.4%*	*8.4%*
Earnings per share (basic)	20.34	25.14

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 30 June, excluding one-off expenses incurred in connexion with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006. Details to the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 18 at the end of the document.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2006 excludes a one time gain on land disposal and non acquisition related restructuring expenses.

4) Comparable EBITDA and operating profit for 2007 excludes non acquisition related restructuring expenses.

This afternoon, 3 August 2007 at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site. Click here

Available Documents as downloadable files:
Half Year Report 2007
Half Year 2007 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

END